                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
 ................................................................................

                        SAVE THE WORLD TECHNOLOGIES INC.
                 (Name of Small Business Issuer in its charter)

 ................................................................................

            NEVADA                                   13-3919650
            ------                                   ----------
   (State of incorporation)              (I.R.S. Employer Identification No.)


 ................................................................................

1285 Avenue of the Americas, 35th Floor,
New York NY                                                      10019-6028

(Address of principal executive offices)                         (Zip Code)


                                  212-554-4197
                           (Issuer's telephone number)
 ................................................................................

Securities to be registered under Section 12(b) of the Act:

--------------------------------------- ----------------------------------------
Title of each class to be so            Name of each exchange on which each
registered:                             class is to be registered:

--------------------------------------- ----------------------------------------
Common Stock, $.0001 par value          NASD-BB
--------------------------------------- ----------------------------------------

 ................................................................................

Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $.0001 PAR VALUE
 ................................................................................
                                (Title of class)

                                TABLE OF CONTENTS
                                -----------------

                                     PART I

Item 1.  Description of Business                                             3

Item 2.  Management's Plan of Operation                                      6

Item 3.  Description of Property                                             6

Item 4.  Security Ownership of Certain Beneficial Owners and Management      7

Item 5.  Directors, Executive Officers, Promoters and Control Persons        7

Item 6.  Executive Compensation                                              9

Item 7.  Certain Relationships and Related Transactions                      10

Item 8.  Description of Securities                                           10

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
             and Other Shareholder Matters                                   12

Item 2.  Legal Proceedings                                                   12

Item 3.  Changes in or Disagreements with Accountants on
             Accounting and Financial Disclosure                             12

Item 4.  Recent Sales of Unregistered Securities                             12

Item 5.  Indemnification of Directors and Officers                           13

                                    PART III

Index of Exhibits

                                    PART III

Item 1.  Index to Exhibits                                                   14

Signatures                                                                   15

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS


         Save the World Technologies Inc. (the "Company") was incorporated under the laws of the State of Nevada on February 20, 1996. To date, the Company's principal activities have been carried out in Australia. The Company's principal office in the United States is located at 1285 Avenue of the Americas, 35th Floor, New York, NY 10019-6028. The Company's executive offices in Australia are located at 19 Garden Grove, Carrara, Queensland, Australia 4211 and its telephone number is 011-61-7-55945556. The Company's laboratory and nursery are located at 4 Beechmont Road, Canungra, South East, Queensland, Australia.

         The Company's objective is to bring together business and the environment, under the vision of Save the World Technologies Inc., through the acquisition, research, development and marketing of various technologies which are ecologically sound and commercially valuable. The Company has the unique opportunity to participate in commerce by advancing technologies with the goal of improving the environment, making the Earth a better place in which to live. Presently, the Company has two such technologies in place: (i) the Kiri Super Trees; and, (ii) an Air Engine. While improving its present technologies, the Company seeks opportunities to acquire additional technologies which meet its stringent requirements.


         KIRI SUPER TREES. Mr. Jeffrey Muller, President of the Company, developed the exclusive intellectual property naming rights to the tissue culture and cloning technology known as the Kiri Super Tree. Additionally, the Company has the exclusive right to utilize the cloning technology and tissue cultures, grow, develop, market and distribute the Kiri Super Tree throughout the world through his unique business plan.

                  Kiri Super Trees are believed to be one of the fastest growing hardwood trees in the world and considered by many as the fastest. One of the Company's trees is a genetically engineered clone of several varieties and species of the original Kiri tree from the country of Japan. The original Kiri tree has been a prized and expensive timber in Japan for generations. Genetic engineering has produced cloned tissue cultures of the Kiri Super Tree that are capable of reproducing this tree disease-free and which can produce millable timber in only three to five years. Both the tree and the cloning technology have been well documented. The Company's version of the Kiri Super Tree is capable of growing approximately one inch a day in the growing season up to thirty five (35) feet high in its first year and approximately 60-80 feet high tree in three to five years, subject to growing conditions. Additionally, the trees could be suitable for harvesting in only three to five years for hardwood timber and approximately two years for paper products, and pulp or woodchip in approximately one year.

                  The Kiri Super Tree has the ability to re-generate from exactly the same stump eliminating the need for replanting. The tree's unique characteristics allow for the potential of large yields of hardwood timber and derivative products from each individual stump. As such, it is also considered the perfect tree for reclamation, reforestation and rehabilitation of damaged and mined land. The Kiri Super Tree yields an attractive, lightweight but extremely strong timber, which is resistant to fire, rotting, warping, twisting or splitting. The Kiri Super Tree has the ability to produce superior quality hardwood timber in a fraction of the time required by more traditional sources of hardwood timber such as Oak or Ash. Whereas the Kiri Super Tree can yield usable timber for furniture, plywood and musical instruments in only three to five years, hardwood trees such as Oak and Ash require approximately 40 years. Additionally, the Radiata Pine, which is harvested for softwood timber reaches a height of only 23 to 26 feet after 5 years of growth. The hardwood of the Kiri Super Tree potentially reaches a height of up to 80 feet of growth in the same amount of time. Another advantage of the Kiri Super Tree is the oversize leaves that absorb large amounts of carbon monoxide and produce more oxygen than the average tree, which better helps the earth's atmosphere. The large leaves of the Kiri Super Tree, which are rich in nitrogen, provide superior ground cover and ultimately form a mulch which improves, rather than depletes, the soil nutrients thus reducing or eliminating the need for chemical fertilizers. Its deep root system can also help desalination by lowering the water table, thereby enabling other crops to be grown under the trees.

                  In order to satisfy the increasing world demand for wood products (pulp, lumber, hardwood, plywood, veneer, etc.), the Company seeks to market product derivatives from the trees throughout the world. The United States Department of Commerce estimates that the United States alone annually consumes approximately 220 million cubic meters of plywood and veneer and 188 million cubic meters of hardwood. Additionally, U.S. demand for wood products is currently growing an estimated 2% per year. Australia, with a population of only 17 million, imports approximately $2.4 billion of wood products per year. As such, the Company intends to initially pursue markets in the United States, Australia, the Middle East, Japan and South America. The Company has already begun negotiating contracts with several countries, including Australian local governments for the supply of seedlings of the Kiri Super Tree and grown Kiri Super Trees for timber to Japan. Although such contracts appear to be very promising, there can be no assurances.

                  Whereas the world demand for hardwood timber and tree derivative products increases, and as the misuse and abuse of timbered lands on a global scale are having disastrous effects on the planet's ecosystem, the Kiri Super Tree perfectly satisfies the Company's mandate of utilizing technology which is both commercially and environmentally valuable.

                  The Company's physical facilities presently consists of its Kiri Super Tree stock plantation located on a plot of land which is approximately one hundred forty (140) acres. The address is Lot 2, Carool Road, New South Wales, Australia, 2486. This is leased from Saxonvale Pty. Ltd., a company owned by Jeffrey and Lynette Muller, directors and officers of the Company. The lease is for a period of five years plus a further five years option with an option to purchase.

         The Company also has a fully operational Kiri Super Tree cloning, laboratory and nursery, plus 19 hothouses, factory and work shop facilities which are located on 11 1/2 acres of property leased from Mr. and Mrs. Muller. The property is located at 4 Beechmont Road, Canungra, Queensland, Australia. The lease is for a period of two years with an option for a further two years and an option to purchase.

         AIR ENGINE. 0n 7th April, 1997, the Company purchased seventy percent (70%) of the rights to a zero pollution air powered engine (which runs exclusively on compressed air) from its owner, Mr. Terence Muller. Terence Muller is the brother of Jeffrey Muller, President of the Company. The Company hopes to continue improving its existing fully operating air engine. Thereafter, the Company intends to commercially produce the engine at what it believes will be competitive costs. Additionally, the Company is currently undergoing the research and development of a new rotor motor utilizing the air motor technology and preparing to commence the selling of licensing agreements to major cities internationally.

                  Research began more than twenty-five (25) years ago on the development of the original system. A power generator/air motor system was created by using two "2-stroke" lawnmower motors, one motor to run an air compressor, the other to power a generator or alternator. This original system was used to power the electricity for two (2) houses continuously for a period of fourteen (14) months. The current version of this engine converts the two (2) engines into one, thereby enabling a normal combustion engine to run on compressed air through a series of tanks, timed air injectors, non-return valves and air compressors. The Company is currently developing an advanced rotor motor, which can be made of metal, carbon fiber polymer material or similar material reducing friction and wear. The new rotor motor's design reduces the many parts necessary in a combustion engine to only a few. While the Company is confident that this development will be successful, there can be no assurances that this will be the case.

                  Current as well as future engines of this type, unlike normal combustion engines, do not need water for the cooling system or spark plugs, carburettors etc. because the engines run cool on compressed air and there is no combustion. The engine can be used for most purposes including machinery, power for generators (electricity), boat engines, water pumping, air cooling, etc. It is anticipated that the Company will initially market the engine for use in the marine, agricultural and mining industries. Additionally, the Company anticipates that there will be significant demand for this product in third-world countries, due to the expense of traditional fuels. The Company anticipates that its research and development of the new rotor air motor could be used to power motor vehicles in the future, although there can be no assurances.

                  Both systems had patents-pending lodged in the Commonwealth of Australia, the original Provisional Spec. Patent Application being no. PO 1346. The Company is preparing paperwork for its latest improved version.

                             GOVERNMENT REGULATIONS

         The Company's goal is to manufacture and market its environmentally safe products throughout the world. As such, importation and exportation regulations may impact its activities, to some degree. A breach of such laws or regulations may result in the imposition of penalties, fines, suspension or revocation of licenses. The Company is not currently involved in any judicial or administrative proceedings and believes that it is in compliance with all applicable regulations.

         Although it is impossible to predict, with certainty, the effect that additional importation and exportation requirements may have on future earnings and operations, the Company is presently unaware of any future regulations that may have a material effect on the Company's financial position, but cannot rule out the possibility.


                     ITEM 2. MANAGEMENT'S PLAN OF OPERATION

         During the period from the Company's inception in February of 1996 to March 31, 1999, the Company created revenues and produced a trading loss of $20,700. The company funded the loss together with the costs of company formation by the sale of 10,000 shares at $10 per share. The offering was exempt from registration of limited offerings (not exceeding $1,000,000) as provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended.

         Over the next year, the Company intends to continue its development of its Kiri Super Trees and Air Motor. In addition, the Company will continue to seek opportunities to acquire and develop other ecologically sound technologies that meet its requirements. The Company estimates that it will need approximately $1,000,000 of capital to develop its technologies over the next few years. Management does expect to fund future acquisitions and to develop its technologies using cash flow from the sale of the Kiri Super Trees and sale of licences of Air Motor and Kiri Super Tree technology.


                         ITEM 3. DESCRIPTION OF PROPERTY

         The Company's Kiri Super Tree stock plantation is located on a plot of land of approximately one hundred forty acres. The address is Lot 2, Carool Road, New South Wales, Australia, 2486. This property, valued at approximately four million dollars, is leased from Saxonvale Pty. Ltd., a company owned by Mr. and Mrs. Muller. The lease is for a period of five years with an option for another five years and an option to purchase. The annual rental is calculated at 8% of its value.

         The Kiri Super-Tree cloning and laboratory and nursery facilities are currently located on 11 1/2 acres of property leased from Mr. and Mrs. Muller. The property is located at 4 Beechmont Road, Canungra, Queensland, Australia 4211. The lease is for a period of two years with an option for another two years at an annual rental of 8% of its value, which includes an option to purchase.

The Company has also leased office space at 1285 Avenue of the Americas, 35th Floor New York NY 10019-6028 at a cost of $264.61 per month.


     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following tables contain information, as of December 31st, 1999, of all holders who, to the knowledge of the Company, were the beneficial owners of five percent (5%) or more of the outstanding shares of the Common Stock of the Company and of all Directors and Officers.


SECURITY OWNERSHIP OF CERTAIN MEMBERS OF MANAGEMENT
========================== =============================== ===================== ===============
Name and Address of                                        Amount and Nature of  Percentage
Beneficial Owner           Position held with Company      Beneficial Owner      of Class
========================== =============================== ===================== ===============
Jeffrey A. Muller               Director; President        7,000,100 shares          38.87%
19-21 Garden Grove                                         of Common Stock
Carrara, Queensland
Australia
-------------------------- ------------------------------- --------------------- ---------------
Lynette A. Muller               Director; Secretary        7,000,099 shares          38.86%
19-21 Garden Grove                                         of Common Stock
Carrara, Queensland
Australia
========================== =============================== ===================== ===============


      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below are the names and ages of and the positions and offices held by each of the Directors and Executive Officers of the Company.

                                                     POSITIONS AND OFFICES
--------------------------------------------------------------------------------
          NAME                      AGE                 WITH THE COMPANY
--------------------------------------------------------------------------------
          Jeffrey A. Muller          48               Director; President
          Lynette A. Muller          48               Director; Secretary

         *JEFFREY A. MULLER, the Company's founder, is a Director of the Company and also serves as its President. He has held these positions since the Company's incorporation in February of 1996. In addition to Mr. Muller's involvement with the Company, Mr. Muller also serves as Chairman of several companies in the Muller Group in Australia. Mr. Muller has been the co-owner and managing director of several private companies, including real estate investment companies, since 1984.

         *LYNETTE A. MULLER has served as a Director and the Company's Secretary since its incorporation. Mrs. Muller has served as director in all companies in the Muller Group in Australia. Mrs. Muller serves as Secretary, director and co-owner of several companies, positions she has held since 1984.


                                    EMPLOYEES

         The Company has had over the past two years up to 18 consultants who carry out cloning in the company laboratory, manage and run the tree nursery, plant out and maintain the trees, as well as two engineers engaged for R & D on the engine and administrative managing consultants who travel extensively for the company world wide.

                         ITEM 6. EXECUTIVE COMPENSATION

         There has been nil executive compensation to date:
         --------------------------------------------------



                                             SUMMARY COMPENSATION TABLE

                                 Annual Compensation (1)1            Long Term Compensation (1)
                         =====================================  ===================================
                                                                 AWARDS                    PAYOUTS
====================================================================================================================
                                                   Other         Restricted   Securities
Name and                                           Annual        Stock        Underlying   LTIP        All Other
Principal                                          Compensation  Award(s)     Options/     Payouts     Compensation
Position         Year    Salary ($)   Bonus ($)    ($)           ($)          SARs (#)     ($)         ($)
---------------- ------- ------------ ------------ ------------- ------------ ------------ ----------- --------------
JEFFREY A.       1996         -            -             -           -             -          -              -
MULLER
(Director and
President)
---------------- ------- ------------ ------------ ------------- ------------ ------------ ----------- --------------
LYNETTE A.       1996         -            -             -           -             -          -              -
MULLER
(Director and
Secretary)

------------------------
1(1) To date, the Company has not yet paid any remuneration to its Directors or Executive Officers. Compensation has not yet been determined.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Kiri Super Tree nursery and plantation are located on approximately one hundred and forty acres of land. This property is leased from Saxonvale Pty. Ltd., a company owned by Mr. and Mrs. Muller. The lease is for a period of five years with an option for a further five years with an option to purchase.

         The Kiri Super-Tree cloning and showcase facilities nursery & hothouses are located at Canungra in Queensland, Australia, on 11 1/2 acres of property owned by Mr. and Mrs. Muller with an option for the Company to purchase.

         The company entered into an agreement to acquire 70% of the rights and ownership of the Air Motor from Mr. Terence Muller in April of 1997 for $12,500,000 in stock. Mr. Terence Muller is the brother of Mr. Jeffrey A. Muller, President of the Company, but is not part of the Muller Group of Companies and is an arm's length transaction.

         The tissue cultures, cloning technology and rights to grow, develop and market the Kiri Super Tree was acquired from the Muller Group of Companies, in October of 1996.

         The forgoing transactions between the Company and the members of management are, and any future transactions will be, on terms no less favorable to the Company than that which could be obtained from unaffiliated third parties. In addition, no future transactions will be entered into between the Company and members of management or principal shareholders unless such transactions are approved by a majority of the Directors or principal shareholders.

                        ITEM 8. DESCRIPTION OF SECURITIES

         The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's By-laws, copies of which are attached hereto as exhibits.

         The Company's Certificate of Incorporation, as amended, currently authorizes 20,000,000 shares of Common Stock, $.0001 par value. As of March 31 1999, eighteen million ten thousand (18,010,000) shares of the Company's Common Stock were issued and are outstanding.

         Of the eighteen million ten thousand (18,010,000) shares of Common Stock outstanding, eighteen million shares of Common Stock were issued in a private placement in February 1996, and were issued in reliance upon the exemption afforded by Section 4(2) of the Securities Act of 1933, as amended. These shares are subject to the one year holding period.

         In addition, the Company had an offering pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended, from which ten thousand (10,000) shares were sold @ $10.00 per share. These shares will be eligible for resale in the public market and are exempt from federal registration.

         DIVIDENDS. The Company has not declared any dividends since its inception. Because the Company intends to retain future earnings to fund the development and growth of its business it does not anticipate paying cash dividends on the Common Stock in its foreseeable future. Any payment of dividends in the future is at the sole discretion of the Board of Directors of the Company. The Company's decision will be dependent upon the Company's financial condition, results of operations and other factors the Board deems relevant.

         VOTING RIGHTS. Holders of shares of Common Stock will vote as a single class together on all matters submitted to a vote of stockholders, with each share of Common Stock entitled to one vote, except as otherwise provided under the laws of the State of Nevada.

         PREEMPTIVE RIGHTS. The holders of Common Stock are not entitled to preemptive or subscription rights.


                                 TRANSFER AGENT

         The transfer agent is the Nevada Agency and Trust Company, 50 W. Liberty Street, Suite 880, Reno NV 89501. The transfer agent for the shares of Common Stock of the Company was OTC Corporate Transfer Service Co. The address of the former transfer agent was OTC, 9 Field Avenue, Hicksville, New York NY 11801.

                                     PART II


     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS


         The company is currently applying for listing on a public trading market. As of February 20th, 1996, there were two holders of record of the Company's Common Stock.

         The Company is authorized to issue twenty million (20,000,000) shares of Common Stock at $.0001 par value per share, of which eighteen million ten thousand(18,010,000) shares of Common Stock were issued and outstanding as of March 31, 1999.


                            ITEM 2. LEGAL PROCEEDINGS

         There are currently no material pending legal proceedings as defined in
Item 103 of Regulation S-B.


              ITEM 3. CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes in or disagreements with accountants on accounting and financial disclosure.


                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The following information concerns sales of unregistered securities by the Company during the last three year period without registering the Securities under the Securities Act.

         On February 20, 1996, the Company issued eighteen million (18,000,000) shares of Common Stock, par value $.0001, for one thousand eight hundred dollars ($1,800.00). All eighteen million (18,000,000) shares were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

============================ ======================== =============== ==================
                                                         NUMBER OF        AGGREGATE
                                                           COMMON       CONSIDERATION
       PURCHASER                 DATE OF ISSUANCE          SHARES            PAID
---------------------------- ------------------------ --------------- ------------------
Jeffrey A. Muller and           February 20th, 1996     18,000,000       $1,800.00
Lynette A. Muller (1)2
(Joint Tenants)
---------------------------- ------------------------ --------------- ------------------


         The Company offered 100,000 shares at $10.00 per share of Common Stock. This transaction is exempt from registration pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. These shares had been offered in a private placement. Ten thousand (10,000) of these shares had been sold and issued as of May 1998.


                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the General Corporation Law of the State of Nevada contains provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement, and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company, provided such officers or directors acted in good faith. There is provision in the by laws or the Certificate of Incorporation of the Company for indemnification of Officers and Directors.




----------------------
2(1) Jeffrey A. Muller and Lynette Ann Muller are Directors and Officers of the Company.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

         For information regarding this item, reference is made to the "Index of Exhibits."

INDEX OF EXHIBITS
================================================================================
EXHIBIT NO.     DESCRIPTION                                             PAGE NO.
------------   -----------------------------------------------------------------
   3.I         Articles of Incorporation
   3.II        By-Laws
   10.1        2nd April 1997 Agreement with Mr. Terence E. Muller for 70%
               ownership of the Air Motor
   10.2        Lease with Saxonvale Pty. Ltd. for the Kiri Super Tree nursery and plantation, located on approximately one hundred forty acres.
   10.3        Lease with Mr. and Mrs. Muller for the Kiri Super-Tree cloning and office facilities in Canungra.

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                        SAVE THE WORLD TECHNOLOGIES INC.
                                  (Registrant)


SIGNATURE                       TITLE                       DATE

/S/ Jeffrey A. Muller
--------------------------
(Jeffrey A. Muller)             Director and President      March 8, 2000

/S/ Lynette Ann Muller
--------------------------
(Lynette Ann Muller)            Director and Secretary      March 8, 2000

  [Hoiberg & Co.
    Logo Here]
CHARTERED ACCOUNTANTS
  BUSINESS ADVISORS
                       Suite 19, First Floor, Plaza Home Centre, 27 Evans Street
                                                P.O. Box 701 Maroochydore Q 4558

                                                            Tel: 61 07 5443 7600
                                                               Fax: 07 5443 2435
                                              Email:KPH.HOIBERG@m140.aone.net.au

                           INDEPENDENT AUDITORS REPORT



The Board of Directors
Save the World Technologies Inc.
1285 Ave of the Americas, 35th Flr,
New York
NEW YORK 10019-6028


We have audited the accompanying balance sheet of Save The World Technologies Inc. (a development stage enterprise) as at December 31, 1999 and the related statements of operations, stockholder's equity and cash flows for the period January 1, 1999 to December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During this fiscal quarter the company decided to disclose its assets at a more realistic valuation. We are not experts in the valuation of intellectual properties, but have instead relied upon the valuation of acknowledged experts in this field appointed by the company.

In our opinion, except for our comments above, the financial statements referred to above present fairly, in all material respects, the financial position of Save The World Technologies Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period January 1, 1999 to December 31, 1999, in conformity with generally accepted principles.


/s/ Hoiberg & Co
 ..........................................
AUDITOR

January 29 2000

                         SAVE THE WORLD TECHNOLOGIES INC
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

1.       ORGANISATION:
         -------------

The Company was incorporated on February 20, 1996 in the State of Nevada and to engage initially in the financing of, or otherwise assist in the research, development, design and marketing of technologies, patents and processes and the acquisition of operating or start-up companies. The Company's fiscal year end is December 31, 1999.

2.       BASIS OF PRESENTATION:
         ----------------------

At present the Company is in its production, planting of its tree and development of it's other technology's stage and its other activities to date have been limited principally to the investigation and research of prospective acquisition targets.

3.       DEFERRED OPERATING COSTS:
         -------------------------

The directors of the company have agreed to carry all organisational and operating expenses until some time in the future. The directors agree that they have no entitlement to claim such costs against the company until such time as they present a full accounting to the company.

4.       DEFERRED OFFERING COSTS:
         ------------------------

Expenses incurred in connection with the Rule 504 offering will be deferred pending completion of the listing, at which time they will be charged against the proceeds of the original offering. If the listing is not completed, the deferred offering costs will be expensed immediately.

5.       CAPITALISATION:
         ---------------

The Company is authorised to issue 20,000,000 common shares with a par value of $0.0001. As of February 20,1996, the Company issued a total of 18,000,000 shares of common stock to its President, and Chairman of the Board of Directors, Mr. Jeffrey Muller and the Muller Group, for a total consideration of $1,800 (approximately $0.0001 per share). Since that time the company has sold a further 10,000 shares to investors in the Rule 504 offering.

6.       CONFLICTS OF INTEREST:
         ----------------------

Management of the Company has other business interests to which they devote a small portion of their time. Mr. Jeffrey Muller (President and Chairman of the Board of Directors) is a director of other companies at the present time.

The Company has paid no rent to date, as it is using space provided by Mr.
Muller.

7.       COMMITMENTS & CONTINGENCIES:
         ----------------------------

There are no known commitments or contingencies, except as follows. The company currently leases and operates a tree plantation and nursery on properties owned by the Muller group of companies in Australia. When the Board of the Company determines that the Company is in an appropriate financial condition, it is

                         SAVE THE WORLD TECHNOLOGIES INC
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


the intention of the Company to purchase the plantation and nursery from the relevant existing owner. These purchases will be at a current market valuation at the time of acquisition and will be determined by an independent appraiser and registered valuer.


8.       POTENTIAL INABILITY TO SERVE PROCESS AND/OR ENFORCE JUDGEMENT ON
         DIRECTORS:
         ----------------------------------------------------------------

Mr. Jeffrey Muller (President and Chairman of The Board of Directors) is a citizen of Australia and a resident of Australia. No assurances can be given that potential litigants and/or investors who wish to commence litigation against Mr. Muller, will be capable of effecting valid service of process on Mr. Muller or if litigation is commenced and judgement rendered against Mr. Muller that such judgement would ever be enforced. Additionally, no assurances can be given that any foreign court would enforce judgement secured in United States Courts against Mr. Muller. The Company has not received any opinion of counsel on these matters.


9.       METHOD OF ASSET VALUATION:
         --------------------------

The company has decided to reflect the valuation of its assets in its balance sheet. After due consideration and having requested a valuation from acknowledged experts in the field, the company has increased its balance sheet disclosure to reflect a more market related valuation of its assets. The company has chosen to discount by up to 50% the valuations prepared on its behalf.

                         SAVE THE WORLD TECHNOLOGIES INC
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENT OF STOCKHOLDER'S EQUITY
        FOR THE PERIOD FEBRUARY 20 1996 (INCEPTION) TO DECEMBER 31, 1999



                                              Common Stock              Additional
                                          Shares         Amount       Paid In Capital
Date of Inception - February 20 1996

February 1996 Issuance of
Common Stock for Cash                    18,000,000      $1,800             $nil
                                         ----------


Issuance of Section 504 Stock                10,000          $1          $99,999

Balance December 31, 1999                18,010,000      $1,801          $99,999
                                         ----------      ------          -------


                         SAVE THE WORLD TECHNOLOGIES INC
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
               FOR THE PERIOD JANUARY 1, 1999 TO DECEMBER 31, 1999



Gross Income                                                                nil

Organisational Expenses                                                     nil
                                                                   ------------

NET (LOSS)                                                          $       nil
                                                                    ===========



                        See notes to financial statements

                         SAVE THE WORLD TECHNOLOGIES INC
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                             AS AT DECEMBER 31, 1999



ASSETS

CURRENT ASSETS:
  Cash at Bank                                                              351
  Cash on hand                                                            1,800
                                                                   -------------
                                                                   $      2,151

FIXED ASSETS:
  Cars and Machinery (at valuation)                                     150,000
  Tissue Cultures in stock                                              350,000
  Kiri Super Trees in stock                                           4,825,000
  Plantation Stock (at valuation)                                     1,250,000
  Laboratory Equipment (at valuation)                                   250,350
  Established Kiri Super Trees (at valuation)                         9,500,000
                                                                   -------------
                                                                   $ 16,325,350
INTELLECTUAL ASSETS
  Kiri Super Tree Intellectual Property (to be revalued)                      1
  Air Engine Technology (at valuation)                              150,000,000
                                                                   -------------
                                                                   $150,000,001
                                                                   -------------
TOTAL ASSETS                                                       $166,327,502
------------                                                       =============


LIABILITIES & STOCKHOLDERS EQUITY

LIABILITIES:
  Loan - J & L Muller                                              $     20,700
                                                                   -------------
                                                                   $     20,700

STOCKHOLDERS EQUITY:
  Common Stock $0.0001 par value (Note 3)
  Authorised 20,000,000 shares
  Issued and Outstanding 18,010,000                                $      1,801
  Additional Paid in Capital                                             99,999
                                                                   -------------
                                                                   $    101,800

Loss Incurred from prior year trading                              $     20,700

Asset Revaluation Reserve                                          $166,184,302

Total Stockholder's Equity                                         $166,306,802
                                                                   -------------

TOTAL  LIABILITIES & STOCKHOLDERS EQUITY                           $166,327,502
----------------------------------------                           =============

  [Hoiberg & Co.
    Logo Here]
CHARTERED ACCOUNTANTS
  BUSINESS ADVISORS
                       Suite 19, First Floor, Plaza Home Centre, 27 Evans Street
                                                P.O. Box 701 Maroochydore Q 4558

                                                            Tel: 61 07 5443 7600
                                                               Fax: 07 5443 2435
                                              Email:KPH.HOIBERG@m140.aone.net.au

                           INDEPENDENT AUDITORS REPORT



The Board of Directors
Save the World Technologies Inc.
1285 Ave of the Americas, 35th Flr,
New York
NEW YORK 10019-6028


We have audited the accompanying balance sheet of Save The World Technologies Inc. (a development stage enterprise) as at September 30, 1999 and the related statements of operations, stockholder's equity and cash flows for the period January 1, 1999 to September 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During this fiscal quarter the company decided to disclose its assets at a more realistic valuation. We are not experts in the valuation of intellectual properties, but have instead relied upon the valuation of acknowledged experts in this field appointed by the company.

In our opinion, except for our comments above, the financial statements referred to above present fairly, in all material respects, the financial position of Save The World Technologies Inc. as of September 30, 1999 and the results of its operations and its cash flows for the period January 1, 1999 to September 30, 1999, in conformity with generally accepted principles.


/s/ Hoiberg & Co
 ..........................................
AUDITOR

November 18, 1999

                         SAVE THE WORLD TECHNOLOGIES INC
                         -------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 1999
                               ------------------

1.       ORGANISATION:
         -------------

The Company was incorporated on February 20, 1996 in the State of Nevada and to engage initially in the financing of, or otherwise assist in the research, development, design and marketing of technologies, patents and processes and the acquisition of operating or start-up companies. The Company's fiscal year end is December 31, 1999.

2.       BASIS OF PRESENTATION:
         ----------------------

At present the Company is in its production, planting of its tree and development of it's other technology's stage and its other activities to date have been limited principally to the investigation and research of prospective acquisition targets.

3.       DEFERRED OPERATING COSTS
         ------------------------

 The directors of the company have agreed to carry all organisational and operating expenses until some time in the future. The directors agree that they have no entitlement to claim such costs against the company until such time as they present a full accounting to the company.

4.       DEFERRED OFFERING COSTS:
         -----------------------

Expenses incurred in connection with the Rule 504 offering will be deferred pending completion of the listing, at which time they will be charged against the proceeds of the original offering. If the listing is not completed, the deferred offering costs will be expensed immediately.

5.       CAPITALISATION:
         ---------------

The Company is authorised to issue 20,000,000 common shares with a par value of $0.0001. As of February 20,1996, the Company issued a total of 18,000,000 shares of common stock to its President, and Chairman of the Board of Directors, Mr. Jeffrey Muller and the Muller Group, for a total consideration of $1,800 (approximately $0.0001 per share). Since that time the company has sold a further 10,000 shares to investors in the Rule 504 offering.

6.       CONFLICTS OF INTEREST:
         ----------------------

Management of the Company has other business interests to which they devote a small portion of their time. Mr. Jeffrey Muller (President and Chairman of the Board of Directors) is a director of other companies at the present time.

The Company has paid no rent to date, as it is using space provided by Mr.
Muller.

7.       COMMITMENTS & CONTINGENCIES:
         ----------------------------

There are no known commitments or contingencies, except as follows. The company currently leases and operates a tree plantation and nursery on properties owned by the Muller group of companies in Australia. When the Board of the Company determines that the Company is in an appropriate financial condition, it is

                         SAVE THE WORLD TECHNOLOGIES INC
                         -------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 1999
                               ------------------


the intention of the Company to purchase the plantation and nursery from the relevant existing owner. These purchases will be at a current market valuation at the time of acquisition and will be determined by an independent appraiser and registered valuer.


8.       POTENTIAL INABILITY TO SERVE PROCESS AND/OR ENFORCE JUDGEMENT ON
         ----------------------------------------------------------------
         DIRECTORS:
         ----------

Mr. Jeffrey Muller (President and Chairman of The Board of Directors) is a citizen of Australia and a resident of Australia. No assurances can be given that potential litigants and/or investors who wish to commence litigation against Mr. Muller, will be capable of effecting valid service of process on Mr. Muller or if litigation is commenced and judgement rendered against Mr. Muller that such judgement would ever be enforced. Additionally, no assurances can be given that any foreign court would enforce judgement secured in United States Courts against Mr. Muller. The Company has not received any opinion of counsel on these matters.

9.       METHOD OF ASSET VALUATION
         -------------------------

The company has decided to reflect the valuation of its assets in its balance sheet. After due consideration and having requested a valuation from acknowledged experts in the field, the company has increased its balance sheet disclosure to reflect a more market related valuation of its assets. The company has chosen to discount by up to 50% the valuations prepared on its behalf.


                         SAVE THE WORLD TECHNOLOGIES INC
                         -------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                        STATEMENT OF STOCKHOLDER'S EQUITY
                        ---------------------------------
        FOR THE PERIOD FEBRUARY 20 1996 (INCEPTION) TO SEPTEMBER 30, 1999
        -----------------------------------------------------------------


                                             Common Stock
                                                                                Additional
                                       Shares               Amount              Paid In Capital


Date of Inception - February 20 1996

February 1996 Issuance of
Common Stock for Cash                    18,000,000        $   1,800            $     nil
                                         ----------


Issuance of Section 504 Stock                10,000        $       1            $  99,999


Balance September 30, 1999               18,010,000        $   1,801            $  99,999
                                         ----------        ----------           ----------


                         SAVE THE WORLD TECHNOLOGIES INC
                         -------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                             STATEMENT OF OPERATIONS
                             -----------------------
              FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999
              ----------------------------------------------------




Gross Income                                                              nil

Organisational Expenses                                                   nil
                                                                  -----------

NET (LOSS)                                                        $       nil
                                                                  ===========


                        See notes to financial statements

                         SAVE THE WORLD TECHNOLOGIES INC
                         -------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                                  BALANCE SHEET
                                  -------------
                            AS AT SEPTEMBER 30, 1999
                            ------------------------


ASSETS
------

CURRENT ASSETS:
  Cash at Bank                                                              351
  Cash on hand                                                            1,800
                                                                   -------------
                                                                   $      2,151

FIXED ASSETS:
  Cars and Machinery (at valuation)                                     150,000
  Tissue Cultures in stock                                              350,000
  Kiri Super Trees in stock                                           4,825,000
  Plantation Stock (at valuation)                                     1,250,000
  Laboratory Equipment (at valuation)                                   250,350
  Established Kiri Super Trees (at valuation)                         9,500,000
                                                                   -------------
                                                                   $ 16,325,350
INTELLECTUAL ASSETS
  Kiri Super Tree Intellectual Property (to be revalued)                      1
  Air Engine Technology (at valuation)                              150,000,000
                                                                   -------------
                                                                   $150,000,001
                                                                   -------------
TOTAL ASSETS                                                       $166,327,502


LIABILITIES & STOCKHOLDERS EQUITY

LIABILITIES:
  Loan - J & L Muller                                              $     20,700
                                                                   -------------
                                                                   $     20,700

STOCKHOLDERS EQUITY:
  Common Stock $0.0001 par value (Note 3)
  Authorised 20,000,000 shares
  Issued and Outstanding 18,010,000                                $      1,801
  Additional Paid in Capital                                       $     99,999
                                                                   -------------
                                                                   $    101,800

Loss Incurred from prior year trading                              $     20,700

Asset Revaluation Reserve                                          $166,184,302

Total Stockholder's Equity                                         $166,306,802
                                                                   -------------

TOTAL  LIABILITIES & STOCKHOLDERS EQUITY                           $166,327,502
----------------------------------------                           ------------

  [Hoiberg & Co.
    Logo Here]
CHARTERED ACCOUNTANTS
  BUSINESS ADVISORS
                       Suite 19, First Floor, Plaza Home Centre, 27 Evans Street
                                                P.O. Box 701 Maroochydore Q 4558

                                                            Tel: 61 07 5443 7600
                                                               Fax: 07 5443 2435
                                              Email:KPH.HOIBERG@m140.aone.net.au


November 18, 1999.


The Board of Directors
Save the World Technologies Inc.
1285 Ave of the Americas, 35th Flr,
New York
NEW YORK 1019-6028


Dear Sir,

We refer to your recent request in relation to the financial accounts for the period ended September 30, 1999.

In regards to the matters raised, we respond as follows:

(1) The accounts have been prepared in accordance with generally accepted accounting principles (GAAP).
(2) The amounts spent by the directors furthering the development of the inventions have been either borne by the existing shareholders or capitalised in the books of account.

We trust that this answers your queries as raised. Should you require any further information, please do not hesitate to contact the writer.


Yours Faithfully,



/s/ Kevin Hoiberg

KEVIN HOIBERG
HOIBERG & CO
CHARTERED ACCOUNTANT





                                       14